Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Narragansett Insured Tax-Free Income Fund (the "Fund") was held on September 4, 2003. The holders of shares representing 87% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For		Withheld

		Lacy B. Herrmann			10,198,323	1,198,818
		Vernon R. Alden			10,196,418	1,200,723
		Paul Y. Clinton			10,198,323	1,198,818
		David A. Duffy			10,198,898	1,198,243
		Willliam J. Nightingale		10,195,843	1,201,298
		John J. Partridge			10,195,843	1,201,298
		Cornelius T. Ryan			10,198,898	1,198,243
		J. William Weeks			10,198,898	1,198,243

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For				Against		Abstain

		11,340,212			7,961			48,967